BB 3/2

[redacted]

10028159

TATES
ANGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Bay Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30950 Rancho Viejo Road, #120
(No. and Street)

San Juan Capistrano	CA	92675
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moore — 949-373-7281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Bay Associates, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JASON RADFORD
COMM. # 1765508
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Sept. 2, 2011

Signature

PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

MONARCH BAY ASSOCIATES, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

I have audited the accompanying statement of financial condition of Monarch Bay Associates, LLC (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III as presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2010

MONARCH BAY ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash - checking		$	39,771
Accounts receivable			10,838
Security deposits			1,171
Securities			444
Other current assets			1,422
TOTAL ASSETS		$	53,646

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	4,578
Accrued commissions				23,320
TOTAL LIABILITIES				27,898
MEMBERS' EQUITY				
Paid in capital	$	86,500		
Retained earnings (deficit)		(60,752)		25,748
TOTAL LIABILITIES AND MEMBERS' EQUITY			$	53,646

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Private placement commissions	$ 623,709
Other income	19,422
Gains and losses	(1,600)
TOTAL REVENUES	641,531
OPERATING EXPENSES	
Bad debt	2,500
Commission	309,320
Consulting fees	248,500
Professional fees	12,270
Regulatory fees & expenses	7,622
Office expense and rent	25,649
Software & applications	600
Travel & entertainment	4,437
All other	13,787
TOTAL OPERATING EXPENSES	624,685
INCOME BEFORE TAX	16,846
PROVISION FOR STATE TAXES	3,300
NET INCOME	$ 13,546

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	$ 86,500	$ (74,298)	$ 12,202
Capital contribution	0		0
Net Income		13,546	13,546
Balance, December 31, 2009	$ 86,500	$ (60,752)	$ 25,748

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 13,546
Changes in operating assets and liabilities:	
Accounts receivable	(7,838)
Other current assets	(1,422)
Accrued commissions	23,320
Accounts payable and accrued expenses	2,953
Net cash from operating activities	30,559
Cash Flows from Investing Activities:	
Investments in securities	1,585
Net Cash From Investing Activities	1,585
Net increase in cash	32,144
Cash at beginning of year	7,627
Cash at end of year	$ 39,771

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF BUSINESS

Monarch Bay Associates, LLC (the "Company") was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions, and expert strategic consulting. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes – The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $2,500 fee.

Investments - Investments in securities, if any, are marked to market each month.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is party to an expense sharing agreement with an affiliated entity effective April 13, 2009. The terms of this agreement provide that certain overhead expenses incurred are paid by the affiliate and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, utilities, telephone, computers, copiers, administrative support personnel office supplies and various other operating costs incurred in the ordinary course of the business. During the year ended December 31, 2009, total expenses allocated from the affiliate was $24,465. Had the Company paid its own overhead expenses, without the benefit of the affiliated entities, the difference in the results would be immaterial.

The Company earns a portion of its revenues from entities where the Members are officers or indirect owners. The total amount of such revenues for the year ended December 31, 2009 was $151,338. In addition, $8,956 included in Accounts Receivable is from related entities.

MONARCH BAY ASSOCIATES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	25,748
Non allowable assets:		
Accounts receivable		(10,838)
Security deposit		(1,171)
Other asset		(1,422)
Preferred stock		(44)
Haircut - securities 15%		(60)
Haircut - undue concentration		-
NET CAPITAL	$	12,213
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	1,860
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	7,213
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	9,423
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	27,898
Percentage of aggregate indebtedness to net capital		228.43%

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	12,213
Adjustments - none		
NET CAPITAL PER AUDITED REPORT	$	12,213

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Monarch Bay Associates, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

MONARCH BAY ASSOCIATES, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Monarch Bay Associates, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

In planning and performing my audit of the financial statements and supplemental schedules of Monarch Bay Associates, LLC (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Monarch Bay Associates, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Monarch Bay Associates, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Monarch Bay Associates, LLC's management is responsible for the Monarch Bay Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to checks issued on January 12, 2009, July 27, 2009 and September 23, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the quarter ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the quarter ending December 31, 2009 noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

SIPC Supplemental Report page 2

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

4. Compared the amount due to subsequent payment as reported in the check register noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2010